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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                  (RULE 13d - 101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No. 1)*

Dayton Mining Corp.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

239902109
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, 18th Floor, New York, New York  10176, Tel:
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
(Page 1 of 6 Pages)
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Elliott Associates, L.P., a Delaware Limited
          Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          1,983,700

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          1,983,700

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,983,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.86%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Westgate International, L.P., a Cayman Islands
          Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,983,900

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,983,900

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          1,983,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.86%

14   TYPE OF REPORTING PERSON*
          PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY)
          Martley International, Inc., a Delaware corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7    SOLE VOTING POWER
          0

8    SHARED VOTING POWER
          1,983,900

9    SOLE DISPOSITIVE POWER
          0

10   SHARED DISPOSITIVE POWER
          1,983,900

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          1,983,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.86%

14   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

     This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, without par value (the "Common Stock"), of Dayton Mining Corp. (the "Issuer") beneficially owned by the Reporting Persons as of May 26, 1998. This statement amends and supplements the Schedule 13D dated May 13, 1998, filed by the Reporting Persons which, except as set forth herein, is hereby restated in its entirety.

ITEM 4.   Purpose of Transaction

     Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

     Elliott and Westgate are each concerned that the Issuer's management is not exploring all alternatives to maximize shareholder value.

     Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott ("Manchester"), owns and is the record holder of 1000 shares of the Common Stock beneficially owned by Elliott. Manchester proposes to nominate an alternative slate of directors to be elected at the Issuer's annual general meeting of shareholders scheduled to be held June 17, 1998. The proposed nominees are: William
W. Myckatyn, Catherine A. McLeod-Seltzer, Douglas D. Donald, James E. Askew, David K. Fagin, Paul M. Blythe and Herman J. Wilton-Siegel. In connection with such meeting, Manchester has mailed an information circular and form of proxy to the Issuer's shareholders, pursuant to Canadian law.

     Except as set forth herein, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.
                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              ELLIOTT ASSOCIATES, L.P.
May 26, 1998

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         General Partner


                    WESTGATE INTERNATIONAL, L.P.

                    By:  Martley International, Inc., as
                         Investment Manager


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President


                    MARTLEY INTERNATIONAL, INC.


                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President